UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FOUNDATION COAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35039W100

(CUSIP Number)

Thomas R. Denison

First Reserve Corporation

One Lafayette Place

Greenwich, Connecticut 06830

(203) 625-2520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Reserve GP IX, Inc. 91-209254 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 879,147 shares

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 879,147 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,147 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Reserve GP IX, L.P. 91-208465 3

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 879,147 shares

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 879,147 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,147 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Reserve Fund IX, L.P. 91-208465 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 further supplements and amends Items 4 and 5 of the Statement on Schedule 13D filed on January 14, 2005, as amended on September 16, 2005 (as so amended, the “Schedule 13D”), by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX", collectively with First Reserve and GP IX, the "Reporting Persons"), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Foundation Coal Holdings, Inc. (the “Issuer”).

Item 4.	Purpose of Transaction
The text of Item 4 is hereby amended by adding the following language:

On January 24, 2006, Fund IX distributed 4,154,045 shares of Common Stock of the Issuer to its partners pro rata pursuant to the terms of the organization documents governing Fund IX (the “Distribution”).

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

(a) and (b). The information contained on the cover pages of this Amendment No. 2 to the Schedule 13D is incorporated herein by reference. In connection with the Distribution, GP IX directly received 879,147 shares of Common Stock. First Reserve, as the general partner of GP IX, may be deemed to beneficially own the Common Stock beneficially owned by GP IX and shares with GP IX voting and dispositive power over such Common Stock.

(c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d)   No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)   As a result of the Distribution, each of the Reporting Persons have ceased to be beneficial owners of more than 5% of the Common Stock on January 24, 2006, the date of the transaction described herein.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  January 26, 2006

FIRST RESERVE FUND IX, L.P.

By:	First Reserve GP, IX, L.P., its general partner
By:	First Reserve GP IX, Inc., its general partner

By:	/s/ Thomas R. Denison
Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP IX, L.P.

By: First Reserve GP IX, Inc., its general partner

By:	/s/ Thomas R. Denison
Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP IX, INC.

By:	/s/ Thomas R. Denison
Name: Thomas R. Denison
Title: Managing Director